1 VEON announces launch of scheme of arrangement to extend 2023 Notes maturities Amsterdam, Netherlands, 24 November 2022 13:30: VEON Ltd. (Nasdaq: VEON, Euronext Amsterdam: VEON) (“VEON” or, together with its subsidiaries, the “Group”) and VEON Holdings B.V. (the “Company”), a global digital operator that provides converged connectivity and online services, today announced the launch of a scheme of arrangement in England (the “Scheme”) via the issuance of a Practice Statement Letter to extend the maturity of the 5.95% notes due February 2023 and 7.25% notes due April 2023 issued by the Company (together, the “2023 Notes”) by eight months from their respective maturity dates. Rationale for the Amendments The Scheme launched by the Company today proposes an eight-month extension to the respective maturity dates of the 2023 Notes, together with certain other amendments to the terms of the 2023 Notes and related trust deeds as further outlined in this announcement. The Scheme represents the culmination of six months of discussions between the Group and its advisers during which they have considered multiple different potential transaction structures. If the status quo were to continue, the options available to it would be significantly constrained by the current and evolving political situation, international sanctions laws and Russian regulations. In these circumstances, the Group has concluded that a short-term extension of the maturity of the 2023 Notes represents the best option available to the Group and its stakeholders, as it will provide the Group with additional time to pursue a number of strategic transactions. The Amendments will allow the Group time to conclude the agreed sale of its Russian subsidiary, PJSC VimpelCom (“VimpelCom”), as announced separately earlier today (https://www.veon.com/media/media-releases/2022/veon-ltd-press-release-24-11- 2022/) (the “VimpelCom Disposal”), which is expected to be completed in early June 2023 (subject to receipt of required regulatory approvals, any required consent from VEON creditors and satisfaction of customary closing conditions). Under the sale agreement for the VimpelCom Disposal, VEON will receive total consideration of RUB 130 billion (approximately USD 2.1 billion1). Subject to receipt of the necessary licenses and/or approval from competent sanctions authorities, it is expected that the total consideration will be paid primarily by VimpelCom taking on and discharging certain notes issued by the Company, thus significantly deleveraging VEON’s consolidated balance sheet. The Group considers that the VimpelCom Disposal represents the single-most material deleveraging action available to the Group, which 1 USD/RUB rate of 60.5043, source: Central Bank of Russia FX rate as of 24 November 2022

2 will at the same time increase the prospect of future access to international debt capital markets, which are currently not available to the Group. The Amendments, together with the deleveraging described above, are also expected to curtail the inefficient use of cash which would result from the payments on the Russian National Settlement Depository (the “NSD”) held portion of the 2023 Notes being trapped in the international clearing systems and the principal amount of the 2023 Notes held through Russian depositaries being repaid by both the Company and VimpelCom due to the European Union’s sanctions targeting the NSD, and possibly in response to United States and United Kingdom sanctions laws and regulations targeting Russia more broadly, as further described below. It will also provide short term stability and further optionality to implement the asset monetization strategy underpinning VEON’s objectives to further reduce leverage and maximize its stakeholders’ returns. The Scheme launched by the Company today proposes the following changes with respect to the 2023 Notes (together, the “Amendments”): • an eight-month extension of the respective maturity dates of the February 2023 Notes and April 2023 Notes to October 2023 and December 2023 respectively; • an amendment of the consent and quorum thresholds for ordinary matters and Reserved Matters (as defined in the 2023 Notes trust deeds)2 and excluding beneficial owners of the 2023 Notes who are the target of applicable sanctions laws or regulations that prohibit them from dealing with the 2023 Notes from counting in the consent and quorum thresholds3; and • payment of an amendment fee of 75bps payable on the 2023 Notes outstanding on their respective amended maturity dates. Subject to the Amendments being successfully implemented, and completion of the VimpelCom Disposal, the Group currently intends to use excess liquidity to redeem financial liabilities to deleverage and reduce its interest obligations. Background Over the past nine months, the Group has successfully strengthened its liquidity position, and this will remain a key priority in the near term. However, despite the resilient performance of its underlying operating companies, which are considered largely self-sustaining, VEON’s ability to upstream cash for debt service is currently impaired by currency and capital controls in two of its major markets (Ukraine and 2 Written resolutions threshold of >50% for ordinary matters and 66 2/3% for Reserved Matters, and inclusion of electronic consent process with same thresholds; Noteholder meeting voting threshold of >50%, subject to a quorum requirement of >50% (or, if at adjourned meeting, any amount of Notes) or, in respect of any Reserved Matter, subject to a quorum requirement of 66 2/3% (or, if at an adjourned meeting, 33 1/3%) 3 Such beneficial owners would be excluded from both the numerator and denominator

3 Russia) and other geopolitical/FX pressures affecting emerging markets generally, including the countries in which the Group has operations. In addition, the conflict between Russia and Ukraine and developments since February 2022 with respect to sanctions laws and regulations have resulted in unprecedented challenges for VEON, limiting access to the international debt capital markets in which VEON has traditionally refinanced maturing debt and so hampering its ability to refinance indebtedness. Without a change in the status quo, the situation is likely to remain challenging, including as a result of the withdrawal of VEON’s credit ratings by rating agencies due to VEON’s current exposure to Russia. Blocking of NSD Payments As a result of sanctions laws and regulations imposed on Russia, cash payments of both interest and principal amounts that either have already been made or will be made by the Company under its various RUB and USD notes (the “Notes”) through the international clearing systems do not reach the beneficial owners of the Notes that are held directly or indirectly (through the chain of Russian depositaries) via the NSD (such owners, the “NSD Noteholders”). VEON understands that such cash payments are instead being blocked by the international clearing systems, as the international clearing systems are not making payments to the NSD, due to the European Union’s targeting of the NSD, and possibly in response to United States and United Kingdom sanctions laws and regulations targeting Russia more broadly. Given the Company believes a significant proportion of NSD Noteholders are among the holders of the 2023 Notes (estimated to represent c. 60% of the 2023 Notes and c. 50% of all Notes maturing through 20274), any maturity payments made by the Company in respect of the 2023 Notes on their respective maturity dates are expected to result in an inefficient use of material sums of liquidity, due to the cash remaining blocked in the international clearing systems. Russian Regulatory Backdrop On 5 July 2022, the President of the Russian Federation issued Decree 430, which states that “Russian legal entities with obligations related to Eurobonds are required to ensure the fulfilment of obligations to holders of Eurobonds whose rights are recorded by Russian depositaries”. Although the Notes have been issued by the Company and VimpelCom is neither a co-obligor nor a guarantor under the Notes, on 20 September 2022, VimpelCom received correspondence from the Russian Ministry of Finance (the "Russian MinFin") in which the Russian MinFin stated that it “consider[s] it appropriate that PJSC VimpelCom ensure the fulfilment of obligations under [the Notes] … to holders of 4 Estimate based on custodian data from Kroll

4 Eurobonds whose rights are recorded by Russian depositaries”. In addition, the Russian MinFin requested VimpelCom to provide information on payments made with respect to the Notes. Certain Russian noteholders have also commenced legal proceedings in Russia against VimpelCom requesting VimpelCom to pay under certain Notes. VEON is currently assessing the potential impact of any obligation that may be imposed on VimpelCom as a matter of Russian law to assume direct responsibility for the discharge of the Notes held through Russian depositaries and potential solutions to the same. In the event that VimpelCom were to make principal or interest payments directly to beneficial owners of the Notes that are held through Russian depositaries, the Group has no comfort that the clearing systems would recognize the payment by VimpelCom as being good discharge of the Company’s payment obligations (and the trust deeds do not otherwise make provision for recognizing such payments). Accordingly, as matters stand, it is possible that VimpelCom and the Company could both be required to make material payments in respect of the same amounts of interest and principal due on 2023 Notes held through Russian depositories. Scheme of Arrangement The Scheme is expected to enable the Amendments to be implemented upon obtaining the necessary majority consents (being a majority in number, representing at least 75% by value of those beneficial owners of the 2023 Notes present and voting at the Scheme meeting, either in person or by proxy). Any sanctioned beneficial owners of the 2023 Notes and sanctioned persons that may act as custodian for beneficial owners of the 2023 Notes will be excluded from participating in and voting on the Scheme. All actions taken in connection with the Amendments shall be in full compliance with all applicable sanctions laws and regulations, including any economic or financial sanctions laws or regulations as amended from time to time, administered, enacted, or enforced by: the United States; the United Nations; the European Union or any member states thereof; the United Kingdom; Bermuda and other jurisdictions applicable to the Group (excluding the Russian Federation and the Republic of Belarus), and any necessary licenses and approvals issued by the competent sanctions authorities of the foregoing jurisdictions. The Scheme will include a standstill provision whereby if the Company (in its sole discretion) has determined to seek any sanctions licenses in connection with the Amendments and any such license has not been granted by the time the Scheme is sanctioned, a standstill on enforcement action shall commence and the principal amount of the 2023 Notes will be treated for all purposes as if it has not fallen due for payment until the earlier of (i) the date on which the Amendments are

5 implemented, (ii) 13 October 2023 or (iii) the date on which the Scheme is otherwise terminated in accordance with its terms. Next Steps Further details regarding the Scheme and the Amendments are contained in the Practice Statement Letter, which is available to Scheme Creditors (as defined in the Practice Statement Letter) on the Scheme Website at https://deals.is.kroll.com/veon. The Group is targeting the sanctioning and effectiveness of the Scheme in the coming months. If the Scheme becomes effective, all of the Scheme Creditors (irrespective of whether or not they voted in favour of the Scheme) will be bound by the terms of the Scheme and the Scheme will alter the rights of the Scheme Creditors. However, completion of the Amendments will be conditional upon obtaining licenses from competent sanctions authorities, to the extent that the Company determines that such licenses are required. The board of directors of the Company recommends to the Scheme Creditors that are entitled to vote on the Scheme that they should vote in favour of and approve the Scheme. Any beneficial owners of the 2023 Notes who wish to discuss the Scheme or the Amendments, and are not designated or otherwise subject to asset freezes or equivalent blocking restrictions under European Union, United Kingdom, United States or other applicable sanctions regimes, are invited to contact VEON (bonds@veon.com) and/or Moelis & Company, who are acting as financial advisors in relation to the Scheme or the Amendments (Marcel.Brouwer@moelis.com). Anticipated Process & Timeline Key Date5 Steps 24 November 2022 Transaction announcement and launch of the Scheme via issuance of the practice statement letter 20 December 2022 Convening hearing On or after 20 December 2022 Issuance of explanatory statement (and accompanying documents) and, subject to receipt of any necessary licenses and approvals, invitation to submit voting and proxy forms, and notice of Scheme meeting On or after 24 January 2023 Scheme meeting* On or after 30 January 2023 Sanction hearing, filing of sanction order and implementation of the Amendments* 5 Final dates subject to Court availability and confirmation

6 *Subject to receipt of any necessary licenses and/or approvals from competent sanctions authorities, if relevant. See “Scheme of Arrangement” above for details of the standstill provisions Portfolio Strategy & 2022-24 Ambition In line with its previously communicated strategy, the Group remains focused on active portfolio management and the pursuit of opportunities to realize the value of its infrastructure assets (with around $0.8 billion of potential asset monetization proceeds in 2023 and beyond), further bolster Group and HQ liquidity and de-lever. At the same time, it expects to continue to invest into connectivity, digital opportunities and support portfolio investments to drive growth in its core countries. Expected key areas of focus in each geography are outlined below: • Russia: Completion of the VimpelCom Disposal in compliance with applicable sanctions laws and regulations. • Ukraine: Ensure people remain connected by keeping the network operational and re invest cash generated locally to create value. • Pakistan & Kazakhstan: Consolidate market leadership positions and unlock infrastructure value while pioneering digital services. • Bangladesh: Unlock infrastructure value and free up capital for country wide investment. • Uzbekistan: Capitalize on growth opportunities. • Kyrgyzstan: Continue to develop business while exploring strategic options. Based on its current geographic footprint and asset profile (and taking into account the anticipated VimpelCom Disposal), it is VEON’s ambition to achieve low to mid- single-digit growth in U.S. Dollar over the next three years in both Group revenue and EBITDA, while maintaining EBITDA margins in line with current levels and reducing group capex below 20%. FY2022 corporate costs are expected to be approximately USD 185m, compared to USD 208m in 2021, a decrease of approximately 10% YoY. In light of the ongoing conflict between Russia and Ukraine, capital controls and sanctions environment, no dividend upstreaming is expected from Russia and Ukraine in the foreseeable future. Cash upstreaming potential is expected to remain in Pakistan, Uzbekistan and Kazakhstan (medium-high expected probability), Bangladesh and Kyrgyzstan (low expected probability). Important Notice This announcement is for informational purposes only and shall not constitute a prospectus or an offer to sell or the solicitation of an offer to buy securities in the United States or any other jurisdiction, nor shall there be any offer of securities in any

7 jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under applicable securities laws. This presentation is not a prospectus for the purposes of Regulation (EU) 2017/1129. This communication or information contained herein is not an offer, or an invitation to make offers, to sell, exchange or otherwise transfer securities in the Russian Federation and does not constitute an advertisement or offering of securities in the Russian Federation within the meaning of Russian securities laws. Information contained in this communication or any part hereof is not intended for any persons in the Russian Federation who are not "qualified investors" within the meaning of Article 51.2 of Federal Law No. 39-FZ "On the Securities Market" dated 22 April 1996, as amended (the "Russian QIs"), and must not be distributed or circulated into Russia or made available in Russia to any persons who are not Russian QIs, unless and to the extent they are otherwise permitted to access such information under Russian law. No securities have been and will be registered in Russia and are intended for "placement" or "circulation" in Russia (each as defined in Russian securities laws) unless and to the extent otherwise permitted under Russian law. Elements of this presentation contain or may contain “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014. Disclaimer This announcement has been prepared by VEON solely for informational purposes. This announcement contains certain forward-looking statements. These forward- looking statements can be identified by the use of forward-looking terminology, including the terms “believes”, “estimates”, “anticipates”, “expects”, “intends”, “plans”, “may” or “will” or, in each case, their negative or other variations or comparable terminology or by their context. These forward-looking statements include all matters that are not historical facts, and in particular those items indicated as targets, ambitions or expectations of future results. They appear in a number of places and include, but are not limited to, statements regarding the Group's intentions, beliefs or current expectations concerning, amongst other things, results of operations, financial condition, liquidity, prospects, growth and strategies. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. A multitude of factors including, but not limited to, changes in demand, activity in the financial markets, competition and technology or the regulatory environment, can cause actual events, performance or results to differ materially from any anticipated development. Forward-looking statements are not guarantees of future performance and the actual results of operations, financial condition and liquidity, and the development of the industry in which the Group operates, may differ materially from

8 those made in or suggested by the forward-looking statements set out in this announcement. Past performance of the Group cannot be relied on as a guide to future performance. Forward-looking statements speak only as at the date of this announcement and the Group expressly disclaims any obligations or undertaking to release any update of, or revisions to, any forward-looking statements in this announcement. There can be no guarantee that any contemplated transactions or activities described in this announcement will occur on the terms described herein or at all. Nothing in this announcement should be considered to be a forecast of future profitability or financial position of the Group and none of the information in this announcement is or is intended to be a profit forecast, dividend forecast or profit estimate. This announcement reflects management’s estimates based on information available as of the date this announcement. In addition, any future ambition figures included in this announcement are based on the Company’s current geographic footprint and asset profile. Therefore, you should not place undue reliance upon such financial information. This announcement does not constitute, and should not be construed as, part of any offer or invitation for the sale or purchase of securities or any businesses or assets described in it and it is not intended to provide the basis of any investment decision nor does it or is it intended to form the basis of any contract for acquisition of or investment in any member of the Group, financial promotion, or any offer or invitation in relation to any acquisition of or investment in any member of the Group in any jurisdiction, nor does it purport to give legal, tax or financial advice. Nothing herein shall be taken as constituting the giving of investment advice and this announcement is not intended to provide, and must not be taken as, the basis of any decision and should not be considered as a recommendation to acquire any securities of the Group. The recipient must make its own independent assessment and such investigations as it deems necessary. The information, statements and opinions contained in this announcement do not constitute a public offer under any applicable legislation or an offer to sell or a solicitation of an offer to buy any securities. No representation or warranty, express or implied, is made or given, and no responsibility is accepted, by or on behalf of the Group or any of its shareholders, affiliates, directors, officers or employees or any other person as to the accuracy, adequacy, usefulness, completeness or fairness of the information or opinions contained in these materials or as to the reasonableness of any assumptions on which any of the information herein is based. The Group shall have no liability to any party for the quality, accuracy, timeliness, continued availability, or completeness of any information contained in this announcement.

9 Any transaction entered into as part of the Scheme or the Amendments must be in compliance with all applicable sanctions laws and regulations, including the sanctions laws and regulations administered by the European Union, the United Kingdom and the United States, and including securing any necessary licenses and approvals from competent sanctions authorities. Developments with respect to applicable sanctions and export control laws and regulations following the date of this announcement could materially impact the transactions presented herein. About VEON VEON is a global digital operator that currently provides converged connectivity and online services to over 200 million customers in seven dynamic markets. We are transforming people’s lives, empowering individuals, creating opportunities for greater digital inclusion and driving economic growth across countries that are home to more than 8% of the world’s population. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: https://www.veon.com. Contact Information VEON Group Director Investor Relations Nik Kershaw bonds@veon.com Moelis & Company Managing Director Marcel Brouwer Marcel.Brouwer@moelis.com